This document has __3__ pages.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

for the month of May

**PRESS RELEASE
COMPLETION OF EXCHANGE OFFER
FOR SENIOR NOTES**

TEMBEC INDUSTRIES INC.

(Translation of registrant's name into English)

**800, René-Lévesque Boulevard West, Suite 1050
Montreal, Quebec H3B 1X9**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____   Form 40-F____X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

CRGH



PRESS RELEASE   **FOR IMMEDIATE RELEASE**

Tembec announces completion of exchange offer for Senior Notes

Temiscaming, May 14, 2002 - Tembec Industries Inc., a wholly-owned subsidiary of Tembec Inc., announced today that it has completed its offer to exchange its 7.75% Senior Notes due March 15, 2012, which were registered under U.S. securities laws, for its 7.75% Senior Notes due March 15, 2012 that were issued on March 13, 2002.

Tembec is an integrated Canadian forest products company principally involved in the production of wood products, market pulp and papers. The Company has sales of approximately $3.5 billion with over 50 manufacturing sites in the Canadian provinces of New Brunswick, Quebec, Ontario, Manitoba, Alberta and British Columbia, as well as in France and the United States. Tembec's Common Shares are listed on the Toronto Stock Exchange under the symbol TBC. Anyone wishing to receive Tembec's future press releases can do so by subscribing on line to Tembec's distribution list at www.tembec.com

- 30 -

Source: **Tembec Inc.**

Contacts: Michel Dumas   Charles Gagnon
               Vice President, Finance & CFO   Vice President, Corporate Relations
               Tel : (819) 627-4268   Tel.: (819) 627-4230

SIGNATURES

Pursuant to the requirements of the <u>Securities Exchange Act of 1934</u>, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INDUSTRIES INC.

by:

Date: May 15, 2002

Claude Imbeau,
Vice-President, General Counsel and
Secretary